UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

NUVVE HOLDING CORP.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67079Y 100

(CUSIP Number)

Gregory Poilasne

Nuvve Holding Corp.

2468 Historic Decatur Road, Suite 200

San Diego, California 92106

(609) 456-5161

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Gregory Poilasne
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,311,414
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,311,414
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.9%
14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Nuvve Holding Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2468 Historic Decatur Rd., Suite 200, San Diego, California 92106.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Gregory Poilasne (the “Reporting Person”). The Reporting Person is an individual citizen of the United States, with a business address of c/o Nuvve Holding Corp., 2468 Historic Decatur Rd., Suite 200, San Diego, California 92106. The Reporting Person is the Chairman and Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 11, 2020, Newborn Acquisition Corp., a Cayman Islands exempted company (“Newborn”), the Issuer, Nuvve Merger Sub Inc. (“Merger Sub”), Nuvve Corporation (“Nuvve”) and Ted Smith, as the representative of the Nuvve stockholders, entered into a merger agreement (the “Merger Agreement”), which provided for a business combination between Newborn and Nuvve. Prior to the business combination, the Reporting Person held stock in Nuvve and employee stock options issued by Nuvve. The source of funds used by the Reporting Person to initially acquire the stock in Nuvve was the Reporting Person’s personal funds.

On March 19, 2021, Pursuant to the Merger Agreement, the business combination was effected in two steps: (i) Newborn reincorporated in the state of Delaware via a merger with and into the Issuer, with the Issuer being the surviving entity and the security holders of Newborn becoming security holders of the Issuer (the “Reincorporation Merger”); and (ii) immediately after the Reincorporation Merger, Merger Sub merged with and into Nuvve, with Nuvve surviving as a wholly-owned subsidiary of the Issuer (the “Acquisition Merger”), and the security holders of Nuvve becoming security holders of the Issuer. Upon consummation of the Acquisition Merger, the shares of stock in Nuvve beneficially owned by the Reporting Person were exchanged for 1,210,623 shares of Common Stock of the Issuer and the employee stock options of Nuvve beneficially owned by the Reporting Person were assumed by the Issuer and converted into employee stock options to purchase 74,341 shares of Common Stock of the Issuer (“Assumed Option”). The Assumed Option vests in 60 equal monthly installments, with the first installment having vested on August 1, 2017.

On March 23, 2021, upon the approval of the compensation committee of the Issuer, Mr. Poilasne received a grant from the Issuer of employee stock options to purchase 600,000 shares of Common Stock (the “Option”) and a grant from the Issuer of 43,796 shares of restricted Common Stock (the “Restricted Stock”). The Option has an exercise price of $13.70 (the closing market price on the date of grant), and will vest as to one-quarter of the shares March 31, 2022 and will vest in equal quarterly installments during the following three years. The Restricted Stock will vest in three equal installments on the first, second and third anniversary of the grant date. No funds were used by the Reporting Person to acquire the employee stock option or the restricted Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes. The Reporting Person holds options to purchase an aggregate of 674,341 shares of Common Stock, which are exercisable as to 56,995 shares within 60 days of the date hereof.

The Reporting Person is the Chairman and Chief Executive Officer of the Issuer. As such, he may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

The Reporting Person may acquire additional securities of the Issuer, either as compensation for services performed or in the open market or privately negotiated transactions, and he may retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 1,311,414 shares of Common Stock, which represents 6.9% of the class of securities, based on 18,848,744 shares of Common Stock outstanding.

(b) The number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 1,311,414

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 1,311,414

(iv) Shared power to dispose or direct the disposition: 0

(c) Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the business combination, the Reporting Person and certain other holders named therein and their respective transferees were granted certain rights pursuant to the Amended and Restated Registration Rights Agreement, dated as of March 19, 2021 (the “Registration Rights Agreement”). The Registration Rights Agreement grants the Reporting Person certain customary demand registration rights and certain “piggyback” registration rights with respect to registration statements filed subsequent to the Acquisition Merger. This summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof, which is filed as Exhibit 99.3 to this Schedule 13D.

Prior to the Closing Date, each former Nuvve stockholder, including the Reporting Person, submitted a letter of transmittal (the “Letter of Transmittal”) that included certain lock-up provisions, pursuant to which each such stockholder agreed not to, within one year of the closing, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock issued in connection with the Acquisition Merger, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. One-half of each former Nuvve stockholder’s shares may be released prior to the one-year anniversary if the volume weighted average price of Common Stock is at or above $12.50 for 20 out of any 30 consecutive trading days commencing six months after the closing of the Acquisition Merger. This summary of the Letter of Transmittal does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof, which is filed as Exhibit 99.4 to this Schedule 13D.

The Reporting Person will enter into an option agreement for the Option and a restricted stock agreement for the Restricted Stock. The Report Person is party to a stock option agreement for the Assumed Option (the “Assumed Stock Option Agreement”). The material terms of the Assumed Stock Option Agreement are described under Item 4 above. The summary of the Assumed Stock Option Agreement under Item 4 above does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof, which is filed as Exhibit 99.5 to this Schedule 13D.

Pursuant to an agreement between the Issuer and EDF Renewables, Inc. (“EDF”), EDF has the option to sell up to $2,000,000 of shares of Common Stock back to the Issuer at a price per share equal to the then-current market price, which EDF exercised at the closing of the business combination, resulting in a price per share of $14.882. Pursuant to a commitment letter dated November 11, 2020 (the “Commitment Letter”), two of Nuvve’s executive officers, including the Reporting Person, have committed to repurchase such shares from the Issuer at the same price the Issuer paid for them. This summary of the Commitment Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof, which is filed as Exhibit 99.6 to this Schedule 13D.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

99.1	Merger Agreement dated November 11, 2020 (incorporated by reference to Annex A to the prospectus filed under Rule 424(b)(3) by the Registrant on February 17, 2021).
99.2	Amendment No. 1 to Merger Agreement dated February 20, 2021 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Newborn on February 23, 2020).
99.3	Restated Registration Rights Agreement dated March 19, 2021 (incorporated by reference to Exhibit B of Annex A to the prospectus filed under Rule 424(b)(3) by the Registrant on February 17, 2021).
99.4	Letter of Transmittal (incorporated by reference to Exhibit C of Annex A to the prospectus filed under Rule 424(b)(3) by the Registrant on February 17, 2021).
99.5	Form of Assumed Stock Option Agreement dated July 1, 2017.
99.6	Form of Commitment Letter dated November 11, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2021

/s/ Gregory Poilasne
Gregory Poilasne